EXHIBIT 5


                              March 2, 1994




Indianapolis Power & Light Company
25 Monument Circle
Indianapolis, Indiana  46204

Gentlemen:

     As Vice President, Secretary and General Counsel of Indianapolis Power & Light Company, an Indiana corporation (the "Company"), I have acted as counsel to the Company in connection with the Registration Statement on Form S-3 filed pursuant to the Securities Act of 1933, as amended, (the "Act") relating to the proposed offer and sale to certain underwriters of not to exceed 200,000 shares of a new series of the Company's Cumulative Preferred Stock having a par value of $100 per share (the "New Preferred Stock"). After examining such records, certificates and such other documents and having made such investigation of law as I deemed necessary in the circumstances, it is my opinion that:

1. The Company has been duly organized and is a validly existing corporation in good standing under the laws of the State of Indiana;

2. The New Preferred Stock will be legally issued and constitute fully paid and non-assessable shares of the class of Cumulative Preferred Stock of the Company with the relative rights, preferences, limitations and restrictions set forth in the Amended Articles of Incorporation of the Company, as amended, (the "Amended Articles") and in resolutions of the Company's Board of Directors or the Executive Committee thereof creating the New Preferred Stock; and

3. The Company will have complied with the requirements of the Act with respect to the issue and sale of the New Preferred Stock, if and when:

     a) Said Registration Statement and related Prospectus, and any amendments thereto, have become effective under the Act;

     b)   The Board of Directors of the Company, or its Executive
          Committee, in accordance with the Amended Articles and applicable Indiana law, has duly created and authorized the issue and sale of the New Preferred Stock; has duly fixed and determined such of the relative rights, preferences, limitations, and restrictions of the New Preferred Stock as either such Board or Committee is authorized to fix and determine under the Amended Articles and applicable Indiana law, including the annual dividend rate and any







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March 2, 1994




          redemption prices for such series; has caused Articles of Amendment to be filed with the Secretary of State of Indiana setting forth the designation of the New Preferred Stock and the relative rights, preferences, limitations and restrictions pertaining thereto; and has authorized the issuance of certificates for the New Preferred Stock in the form approved by such Board or Committee; and

     c) The New Preferred Stock has been issued and sold in accordance with the Act, with applicable state blue sky laws, and with the order of the Indiana Utility Regulatory Commission approved December 1, 1993 in Cause No. 39816.

     This opinion letter is limited to the current Federal laws of the United States and the current internal laws of the State of Indiana (without giving effect to any conflict of law principles thereof). I have not considered, and express no opinion on, the laws of any other jurisdiction.

     I consent to the use of my name under the caption "Legal Options" in the Prospectus included in the Registration Statement and to the filing of this opinion as Exhibit 5 thereto.

                                   Sincerely,

                                    /s/ Marcus E. Woods

                                   Marcus E. Woods
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